UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Redrock Biometrics, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 20, 2015

Physical address of issuer
7 Red Rock Way, San Francisco, CA 94131

Website of issuer
https://www.redrockbiometrics.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series A Preferred Stock

Target number of Securities to be offered
11,112

Price (or method for determining price)
$2.25

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
March 19, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$108,595	$175,842
Cash & Cash Equivalents	$80,905	$148,187
Accounts Receivable	$26,975	$0
Short-term Debt	$1,729,406	$1,256,182
Long-term Debt	$475,184	$0
Revenues/Sales	$296,250	$170,483
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($1,025,897)	($1,171,757)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 24, 2021

Redrock Biometrics, Inc.


REDROCK
BIOMETRICS

Up to $5,000,000 of Series A Preferred Stock

Redrock Biometrics, Inc. (“Redrock Biometrics”, “Redrock”, the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Series A Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 19, 2022 (the “Grace Period Date”). The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $315,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who complete the subscription process by March 4, 2022 (the “Offering End Date”) will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $999.00 per Purchaser. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such a state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company website at: www.redrockbiometrics.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/redrock.biometrics

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Redrock Biometrics, Inc. ("the Company") was incorporated on July 20, 2015 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company develops and markets biometric authentication technology through its PalmID® technology that brings a new level of security for digital devices with a camera.

The Company is located at 7 Red Rock Way, San Francisco, CA 94131.

The Company's website is https://www.redrockbiometrics.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/redrock.biometrics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A Preferred Stock being offered	$25,000
Maximum amount of Series A Preferred Stock	$5,000,000
Purchase price per Security	$2.25
Minimum investment amount per investor	$999.00
Offering deadline	March 19, 2022
Use of proceeds	See the description of the use of proceeds on page 15 and 17 hereof.

Voting Rights	See the description of the voting rights on pages 16, 19, and 20 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive biometrics space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company conducts business in a regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. *The industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from certain programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.*

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company may not be successful in obtaining further issued patents. The Company's success depends significantly on their ability to obtain, maintain, and protect their proprietary rights to the technologies used in their services. The Company has filed provisional patent applications; and filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its product. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by the Company's business, their business associates and third parties is regulated at the state, federal, and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of its security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject the Company to additional legal risk.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offering of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has an outstanding EIDL loan. The Company received cash proceeds from the issuance of a $87,100 EIDL loan. The EIDL loan bears interest at 3.75% and matures July 2050. Principal payments start 12 months from the date of issuance. The note requires monthly payments of $425 over the life of the loan starting on the one−year anniversary.

The Company has outstanding Convertible Debt. The Company has outstanding Convertible Notes worth a total $1,510,000 of principal. During fiscal year 2020, the Company issued a total of five convertible equity securities for cash proceeds of $610,000 and also paid back $200,000 of principal in full. During fiscal year 2019, the Company issued a total of four convertible equity securities for cash proceeds of $300,000, with the remaining principal for Notes that were issued in 2018. During the years ended December 31, 2020 and 2019, no principal or accrued interest has been converted per these agreements. The notes bear interest at 6% per annum and all securities are convertible into shares of preferred stock of the Company upon the Company receiving cash from a "Qualified Financing" at a conversion price equal to 75% of the per share price for the equity securities paid by the investors in the Qualified Financing.

The Company has outstanding Simple Agreements for Future Equity (SAFEs). During fiscal year 2021, the Company received funds of $100,000 from the issuance of a SAFE agreement with a strategic partner.

The Company depends on a limited number of customers for a majority of its revenue. During fiscal year 2020, a total of 53% of the Company's revenue was concentrated among four customers. During fiscal year 2019, a total of 82% of the Company's revenue was concentrated among four customers. During fiscal year 2020, 96% of the Company's total receivables was concentrated among three customers. If the Company fails to retain or expand its customer relationships, or if its key customers cancel or reduce their purchase commitments, its revenue could decline significantly. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration.

The auditing CPA has included a "going concern" note in the Audited Financials. The audited financial statements have been prepared by an independent CPA assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred certain losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The audited financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has participated in Related Party Transactions. During fiscal year 2020, the Company received cash proceeds of $610,000 from issued convertible note agreements to related parties. Also during fiscal year 2020, the Company received cash payment of $23,000 from an issued loan to a related party. During fiscal year 2019, the Company issued 55,000 stock options to a related party.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 62.64% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series A Preferred Stock may be subject to dilution. Purchasers of Series A Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series A Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Redrock Biometrics, Inc. ("the Company") is a Delaware C−corporation that was founded on July 20, 2015, and is headquartered in San Francisco, California. The Company develops and markets biometric authentication technology through its PalmID® technology that brings a new level of security for digital devices with a camera.

Business Plan

As Amazon introduces palm-ID for payments, Redrock Biometrics engagement in the retail space has increased. Retail chains that compete with Amazon are expected to look for alternative palm partners to maintain their customers' data safety and privacy.

The brick & mortar shopping experience hasn't changed much in the last couple of decades. We still use credit cards, pull out our driver's licenses for alcohol purchases, announce our DOB to get our drugs, save parking tickets for validation, and frantically search for loyalty apps on our phones.

Biometrics is a technology that can help reduce shopping friction, but the technology has not yet become mainstream because of some potential worries, such as:

- Not user friendly: We believe that most existing biometric technologies can be a challenging user experience
- Privacy: Cities and states in the U.S. may ban face biometrics over privacy concerns
- Health: Consumers may have hesitancy using shared devices with fingerprint scanners due to viruses, bacteria, and dirt
- Intrusive: Biometrics in a public space can feel intrusive and uncomfortable

Redrock Biometrics aims to bridge the gap and introduce a unique shopping experience that we feel was difficult to attain before our palm solution. With our technology and platform, users can register their palms just once and then transact on any other device. PalmID is our patented technology that does not store any other traceable information about the user. We believe this paves the way for palm biometrics in the market while maintaining privacy and security. Our technology has been tried, tested, and/or deployed by our trusted clients/partners.

Consumer-end retail is a new focus of ours. We only introduced PalmID to retail in March of 2021, but have already developed pilots with retail chains that have thousands of locations in total. Our traction and pipeline includes a variety of businesses, such as convenience stores, grocery stores, gas stations, loyalty programs, and age verification. We are also developing integration with a POS partner and other strategic investors.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.67% of the proceeds, or $33,625, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.70% of the proceeds, or $385,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Operations	25%	25%	15%
Sales & Marketing	15%	15%	25%
Hardware Mfg	25%	25%	25%
Inventory	25%	25%	25%
Research & Development	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Leonid Kontsevich	Chairman & Co-Founder	Responsible for Redrock Biometrics' core technology R&D, board management
Hua Yang	CEO & Co-Founder	Responsible for Redrock Biometrics' product and deployment, daily operations
Sergei Badeka	Chief Business Officer	Responsible for Redrock Biometrics' business development and investor relations

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,000,000	Yes	N/A	69.60 %	N/A
Preferred Stock	1,529,559	Yes, see details in COI	Series A and Series Seed Preferred Stock may share voting rights	21.29%	See rights and privileges detailed in the COI
Convertible Notes	$1,510,000	Yes, if converted	Expected to convert into preferred shares	N/A	N/A
Stock Option Pool	653,959	Yes, if exercised	N/A	9.11%	N/A
SAFE	$100,000	Yes, if converted	Expected to convert into preferred shares	N/A	N/A

The Company has the following debt outstanding:

The Company received cash proceeds from the issuance of a $87,100 EIDL loan. The EIDL loan bears interest at 3.75% and matures July 2050. Principal payments start 12 months from the date of issuance. The note requires monthly payments of $425 over the life of the loan starting on the one−year anniversary.

The Company has outstanding Convertible Notes worth a total $1,510,000 of principal. During fiscal year 2020, the Company issued a total of five convertible equity securities for cash proceeds of $610,000 and also paid back $200,000 of principal in full. During fiscal year 2019, the Company issued a total of four convertible equity securities for cash proceeds of $300,000, with the remaining principal for Notes that were issued in 2018. During the years ended December 31, 2020 and 2019, no principal or accrued interest has been converted per these agreements. The notes bear interest at 6% per annum and all securities are convertible into shares of preferred stock of the Company upon the Company receiving cash from a “Qualified Financing” at a conversion price equal to 75% of the per share price for the equity securities paid by the investors in the Qualified Financing.

Ownership

A majority of the Company is owned by two individuals. Those individuals are the co-founders, Leonid Kontsevich and Hua Yang.

Below are the beneficial owners of 20% percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Number and type/class of security held	Percentage ownership

Leonid Kontsevich	2,290,000 Common Shares	31.88%
Hua Yang	2,210,000 Common Shares	30.76%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Redrock Biometrics, Inc. ("the Company") is a Delaware C−corporation that was founded on July 20, 2015, and is headquartered in San Francisco, California. The Company develops and markets biometric authentication technology through its PalmID® technology that brings a new level of security for digital devices with a camera.

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $22,954 and $32,663 in advertising costs, respectively which is recorded under "Marketing" expenses on the statements of operations.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $105,000 in cash on hand as of September 30, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is about $20,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities to investors:

Previous Offering	Date of Close of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed Note	August 2015	Regulation D	Convertible Note	$500,000	Continuing working capital
Series Seed	August 2017	Regulation D	Preferred Equity	$2,000,000	Continuing working capital
Bridge Note	July 2018	Regulation D	Convertible Note	$800,000	Continuing working capital
Bridge II Note	September 2019	Regulation D	Convertible Note	$100,000	Continuing working capital
Bridge III Note	July 2020	Regulation D	Convertible Note	$610,000	Continuing working capital
2021 SAFE	2021	Regulation D	SAFE (Simple Agreement for Future Equity)	$100,000	Strategic investment, working capital

The Pre-Seed Convertible Note has converted into the Series Seed Preferred Equity.

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $315,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $999. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

For the Offerings, investors who invest $50,000 or greater will be considered "Major Investors" under the Series A Preferred Stock Investment Agreement. Major Investors may be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series A Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series A Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Seed Preferred Stock

Please see rights and terms of Series A Preferred Stock below as the preferred classes are treated similarly. Please see more detail outlined in the company's Amended & Restated Certificate of Incorporation. The Amended & Restated Certificate of Incorporation is available at www.seedinvest.com/redrock.biometrics/series.a/dataroom.

Series A Preferred Stock

Dividend Rights
Holders of Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

- alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

The Preferred Stock holders, together with holders of common stock, may designate one person to serve on the Company’s board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series A Preferred Stock Investment Agreement
Under the Series A Preferred Stock Investment Agreement (the “Investment Agreement”), investors who have invested $50,000 or more are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is a right of first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder’s common stock.

Holders of Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder

As an investor in Series A Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if the securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series A Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: During fiscal year 2020, the Company received cash proceeds of $610,000 from issued convertible note agreements to related parties. Also during fiscal year 2020, the Company received cash payment of $23,000 from an issued loan to a related party. During fiscal year 2019, the Company issued 55,000 stock options to a related party.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the

escrow account to the Company in exchange for your Series A Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor who is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let

SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company and companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ ***Hua Yang***

(Signature)

Hua Yang

(Name)

CEO & Co-Founder

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ ***Hua Yang***

(Signature)

Hua Yang

(Name)

CEO & Co-Founder

(Title)

November 24, 2021

(Date)

/s/ ***Leonid Kontsevich***

(Signature)

Leonid Kontsevich

(Name)

Chairman & Co-Founder

(Title)

November 24, 2021

(Date)

/s/ ***Sergei Badeka***

(Signature)

Sergei Badeka

(Name)

Chief Business Officer

(Title)

November 24, 2021

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials


REDROCK
BIOMETRICS

REDROCK BIOMETRICS, INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

December 31, 2020 and 2019

REDROCK BIOMETRICS, INC.

FINANCIAL REPORT
December 31, 2020 and 2019

Table of Contents



INDEPENDENT AUDITORS' REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
Redrock Biometrics, Inc.

Opinion

We have audited the accompanying financial statements of Redrock Biometrics, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redrock Biometrics, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Redrock Biometrics, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that Redrock Biometrics, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, Redrock Biometrics, Inc. has not generated positive cashflows from operations and has incurred losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Redrock Biometrics, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Redrock Biometrics, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
October 25, 2021

REDROCK BIOMETRICS, INC.

BALANCE SHEETS

As of December 31, 2020 and 2019

	2020	2019
Assets		
Current Assets		
Cash and cash equivalents	$ 80,905	$ 148,187
Accounts receivable, net	26,975	-
Prepaid expenses	-	3,940
Other current assets	-	23,000
Total current assets	107,880	175,127
Property & equipment, net	715	715
Total assets	$ 108,595	$ 175,842
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 32,783	$ 30,449
Accrued interest	140,403	71,085
Accrued wages	304,145	54,648
Note payable, current portion	2,125	-
Convertible notes payable, current portion	899,950	1,100,000
Convertible notes payable, current portion - related party	350,000	-
Total current liabilities	1,729,406	1,256,182
Convertible notes payable, noncurrent portion - related party	260,000	-
Note payable, noncurrent portion	215,184	-
Total liabilities	2,204,590	1,256,182
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, $0.00001 par value, 1,529,763 shares authorized 1,529,559 shares issued and outstanding	15	15
Common stock, $0.00001 par value, 15,000,000 shares authorized 5,000,000 shares issued and outstanding	50	50
Additional paid-in capital	2,539,625	2,529,383
Accumulated deficit	(4,635,685)	(3,609,788)
Total stockholders' equity	(2,095,995)	(1,080,340)
Total liabilities and stockholders' equity	$ 108,595	$ 175,842

See independent audit report and accompanying notes to financial statements.

REDROCK BIOMETRICS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenue, net	$ 296,250	$ 170,483
Operating expenses		
Salaries and wages	884,492	652,664
Professional fees	189,799	396,530
General and administrative expenses	130,456	151,573
Rent expense	26,220	47,310
Marketing expense	22,954	32,663
Other operating expenses	10,242	7,533
Total operating expenses	1,264,163	1,288,273
Loss from operations	(967,913)	(1,117,790)
Other income (expense)		
Interest expense	(82,439)	(54,087)
Interest income	1,002	120
Other income	23,453	-
Total other income (expense)	(57,984)	(53,967)
Net loss before income taxes	(1,025,897)	(1,171,757)
Provision for income taxes	-	-
Net loss	$ (1,025,897)	$ (1,171,757)

See independent audit report and accompanying notes to financial statements.

REDROCK BIOMETRICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2020 and 2019

	Preferred Stock Series Seed		**Common Stock**		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2018	1,529,559	$ 15	5,000,000	$ 50	$ 2,521,850	$ (2,438,031)	$ 83,884
Share-based compensation	-	-	-	-	7,533	-	7,533
Net loss	-	-	-	-	-	(1,171,757)	(1,171,757)
Balance on December 31, 2019	1,529,559	15	5,000,000	50	2,529,383	(3,609,788)	(1,080,340)
Share-based compensation	-	-	-	-	10,242	-	10,242
Net loss	-	-	-	-	-	(1,025,897)	(1,025,897)
Balance on December 31, 2020	1,529,559	$ 15	5,000,000	$ 50	$ 2,539,625	$ (4,635,685)	$ (2,095,995)

See independent audit report and accompanying notes to the financial statements.

REDROCK BIOMETRICS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (1,025,897)	$ (1,171,757)
Adjustments to reconcile net loss to net cash used by operating activities:		
Share-based compensation	10,242	7,533
Changes in operating assets and liabilities:		
Accounts receivable	(26,975)	10,000
Prepaid expenses	3,940	(3,940)
Other assets	23,000	-
Accounts payable and accrued expenses	321,149	72,688
Net cash used by operating activities	(694,541)	(1,085,476)
Cash flows from financing activities		
Proceeds from issuance of debt	217,309	-
Proceeds from issuance of convertible debt	-	300,000
Proceeds from issuance of convertible debt - related party	609,950	-
Payment on convertible debt	(200,000)	-
Net cash provided by financing activities	627,259	300,000
Net decrease in cash and cash equivalents	(67,282)	(785,476)
Cash and cash equivalents, beginning	148,187	933,663
Cash and cash equivalents, ending	$ 80,905	$ 148,187
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ (9,000)	$ -
Income taxes	$ -	$ -

See independent audit report and accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Redrock Biometrics, Inc. ("the Company") is a Delaware C-corporation that was founded on July 20, 2015, and is headquartered in San Francisco, California. The Company develops and markets biometric authentication technology through its PalmID® technology that brings a new level of security for digital devices with a camera.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue for services and licensing fees and recognizes revenue ratably over the service period, when the Company's performance obligation to deliver services have been achieved.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

	December 31, 2020			
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ 10,242	$ 10,242
	$ -	$ -	$ 10,242	$ 10,242

	December 31, 2019			
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ 7,533	$ 7,533
	$ -	$ -	$ 7,533	$ 7,533

The carrying amounts reported in the balance sheets approximate their fair value. See Note 8 for assumptions used in valuation of stock options issued during the years ended December 31, 2020 and 2019.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined no allowance for uncollectible accounts necessary.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $22,954 and $32,663 in advertising costs, respectively which is recorded under "Marketing" expenses on the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open from 2018.

The federal net operating loss carryforward for years 2015 and prior begin to expire in 2035, and net operating loss carryforward from 2016 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at December 31:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 473,930	$ 233,905
Stock option compensation	7,235	2,108
Total deferred tax asset	481,165	236,013
Valuation allowance	(481,165)	(236,013)
Deferred tax asset, net	$ -	$ -

Concentrations

During the year ended December 31, 2020, 20%, 17%, and 15% (53%) of our total revenue was concentrated among four customers, respectively. During the year ended December 31, 2019, 26%, 26%, 18% and 12% (82%) of our total revenue was concentrated among four customers, respectively.

During the year ended December 31, 2020, 96% of our total receivables was concentrated among three customers.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. In April 2020, FASB delayed the implementation of ASC 2016-02. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability- classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU had a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN & UNCERTAINTIES

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $4,635,685 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2021 and in future years.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Company received cash proceeds of $610,000 from issued convertible note agreements to related parties.

During the year ended December 31, 2020, the Company received cash payment of $23,000 from an issued loan to a related party.

During the year ended December 31, 2019, the Company issued 55,000 stock options to a related party.

NOTE 4 – NOTES PAYABLE

The Company received cash proceeds of $217,309 from the issuance of a $87,100 EIDL loan and a $130,209 PPP loan issued during the year ended December 31, 2020. The EIDL loan bears interest at 3.75% and matures July 2050. Principal payments start 12 months from the date of issuance. The note requires monthly payments of $425 over the life of the loan starting on the one-year anniversary.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

At December 31, 2020 and 2019, the Company had eight convertible notes totaling $1,509,950 and five convertible notes totaling $1,100,000, respectively. The notes bear interest at 6% per annum. Upon maturity, all principal and accrued interest becomes due and payable in cash.

During year end 12/31/2020, the Company issued a total of five convertible equity securities for cash proceeds of $610,000. The securities are all convertible into shares of preferred stock of the Company. All five of the notes may be converted upon the following:

1. Upon the Company receiving cash from a “Qualified Financing”, the holder is granted the right to convert the notes principal and accrued interest in shares of the Company’s common stock at the lesser of $2.25 per share or 75% of the per share price of the qualified financing.

2. Upon an initial public offering or a change in control, the holder is granted the right to convert the notes principal and accrued interest in shares of the Company’s common stock at $2.25 per share.

During year end 12/31/2019, the Company issued a total of four convertible equity securities for cash proceeds of $300,000. The securities are all convertible into shares of preferred stock of the Company. All four of the notes may be converted upon the following:

3. Upon the Company receiving cash from a “Qualified Financing”, the holder is granted the right to convert the notes principal and accrued interest in shares of the Company’s common stock at the lesser of $3.00 per share or 75% of the per share price of the qualified financing.

1. Upon an initial public offering or a change in control, the holder is granted the right to convert the notes principal and accrued interest in shares of the Company’s common stock at $3.00 per share.

During the years ended December 31, 2020 and 2019, no principal or accrued interest has been converted per this agreement. During year ended December 31, 2020, $200,000 in principal was paid back in full.

Future minimum principal payments are as follows:

2021	$ 1,252,075
2022	395,309
2023	5,100
2024	5,100
2025	5,100
Thereafter	64,575
	$ 1,727,259

The Company recognized aggregate interest expense on outstanding debt of $82,439 and $54,087 during the years ended December 31, 2020 and 2019, respectively.

NOTE 6 – COMMON STOCK

The Company has 15,000,000, $0.00001 par value, common shares authorized at December 31, 2020 and 2019. At December 31, 2020 and 2019, there were issued and outstanding common shares of 5,000,000.

NOTE 7 – PREFERRED STOCK

The Company has 1,529,763, $0.00001 par value, preferred shares authorized at December 31, 2020 and 2019. At December 31, 2020 and 2019, there were issued and outstanding preferred shares of 1,529,559. During year end December 31, 2017, the Company completed a round of funding with the preferred stock purchase price of $2.05 per share.

Holders of series seed preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock calculated by dividing the original issue price for the series of preferred stock by the conversion price for that series of preferred stock in effect at the time of conversion. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933.

NOTE 8 – STOCK OPTIONS

During 2017, the Company executed the 2017 Stock Option Plan, which 555,556 shares were reserved for the issuance of stock options. During 2020 and 2019, the Company issued 559,831 and 86,875 stock options, respectively. During 2020 and 2019, 0 and 287,375 stock options expired, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.69 per share. The options vest ratably over various time periods ranging from fully upon issuance through vesting over four years from the date of grant. A summary of option activity is as follows:

	Options-Common Share Equivalents		Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding, December 31, 2018	130,628	$	0.69	5.01
Granted	86,875		0.69	-
Expired/Forfeited	-		-	-
Exercised	-		-	-
Outstanding, December 31, 2019	217,503	$	0.69	8.14
Granted	559,831		0.69	-
Expired/Forfeited	(287,375)		0.69	-
Exercised	-		-	-
Outstanding, December 31, 2020	489,959	$	0.69	8.66

The options issued were valued using the Black Scholes Merton pricing model, and resulted in share based compensation expense for vested portion of stock options issued of $10,242 and $7,533 as of December 31, 2020 and 2019, respectively, and was recorded under the heading ‘Other operating’ in the statements of operations. At December 31, 2020, there are 143,400 of unvested stock options with $6,472 of unrecognized stock-based compensation expense. The assumptions utilized in the calculation of the fair value of the stock options issued are as follows:

- Share price: $0.14
- Exercise price: $0.69
- Expected term: 10 years
- Volatility: 100%
- Dividends: None
- Risk-free rate: 2.07%

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 25, 2021, the date these financial statements were available to be issued. The following transactions occurred subsequent to December 31, 2020:

- The Company received funds of $100,000 from the issuance of a SAFE agreement with a strategic partner.
- The Company issued 161,000 stock options with exercise price of $0.14/share vesting over a 24-month period.
- The Company received funds from a second PPP loan disbursement for $100,555 which was subsequent forgiven in full.
- The Company applied for forgiveness for the first PPP loan disbursement which was fully forgiven subsequent to year end.

EXHIBIT C

PDF of SI Website


PalmID

Digital Identity | Biometrics | Payments | San Francisco

Website: http://www.redrockbiometrics.com

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Redrock Biometrics

Palm biometrics for the consumer retail experience.

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$999	$20,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN REDROCK BIOMETRICS

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Company Highlights

- Key clients/partners include Mastercard, Nomura Research Institute, and Trust Stamp
- Palm print ID technology has two granted patents and nine patent applications pending
- Achieved 73% YoY revenue growth from 2019 to 2020 (audited) and 2021 revenue run rate (Q1-Q3) represents an 80% growth compared to 2020 (2021 unaudited)
- Founded by leaders in the technology space, with a combined of 40 years of experience in Computer Vision
- Key investors include Wells Fargo, which invested after graduation from the Wells Fargo Startup Accelerator program in 2018

Fundraise Highlights

- Total Round Size: US $5,000,000
- Raise Description: Series A
- Minimum Investment: US $999 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $20,000,000
- Target Minimum Raise Amount: US $315,000
- Offering Type: Side by Side Offering

As Amazon introduces palm-ID for payments, Redrock Biometrics engagement in the retail space has increased. Retail chains that compete with Amazon are expected to look for alternative palm partners to maintain their customers' data safety & privacy.

The brick & mortar shopping experience hasn't changed much in the last couple of decades. We still use credit cards, pull out our driver's licenses for alcohol purchases, announce our DOB to get our drugs, save parking tickets for validation, and frantically search for loyalty apps on our phones.

Biometrics is a technology that can help reduce shopping friction, but the technology has not yet become mainstream because of some potential worries, such as:

- Not user friendly: We believe that most existing biometric technologies can be a challenging user experience
- Privacy: Cities and states in the U.S. may ban face biometrics over privacy concerns
- Health: Consumers may have hesitancy using shared devices with fingerprint scanners due to viruses, bacteria, and dirt
- Intrusive: Biometrics in a public space can feel intrusive and uncomfortable

Redrock Biometrics aims to bridge the gap and introduce a unique shopping experience that we feel was difficult to attain before our palm solution. With our technology and platform, users can register their palms just once and then transact on any other device. **PalmID** is our patented technology that does not store any other traceable information about the user. We believe this paves the way for palm biometrics in the market while maintaining privacy and security.

Our technology has been tried, tested, and/or deployed by our clients/partners such as:

• Mastercard
• NRI
• Google
• Trust Stamp
• Sony

Consumer-end retail is a new focus of ours. We only introduced PalmID to retail in March of 2021, but have already developed pilots with retail chains that have 10,000+ locations in total. Our traction and pipeline includes a variety of business, such as:

• Convenience Stores
• Grocery Stores
• Gas Stations
• Loyalty Programs
• Age Verification

We are also developing integration with a POS partner and other strategic investors.

Pitch Deck


REDROCK
REDROCK BIOMETRICS
Biometrics for Retail Technology

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The Team

Founders and Officers



Leonid Kontsevich
CHAIRMAN & CO-FOUNDER

Leonid has co-founded two prior award-winning tech startups. Before that, he was a principle researcher at Smith-Kettlewell Ete Research Institute. Leonid received a PhD in Mathematics from Moscow Physics and Technology Institute. Leonid has published more than 50 papers in computer vision and recognition.



Hua Yang, PhD
CEO & CO-FOUNDER

Hua is a founding member and the Director of Research at Leap Motion, where he played a critical role in the development of Leap Motion's breakthrough 3D gesture control technology. Hua received a PhD in Computer Science from University of North Carolina at Chapel Hill. Hua has published more than 20 papers in Computer Vision and Augmented Reality, and has held more than 15 US patents.



Sergei Badeka
CHIEF BUSINESS OFFICER

Sergei has lead the Western region sales at Greenlee - Textron, Inc;., where he and his team secured one of the largest orders in company history. He brings corporate leadership to the team and is responsible for business development and investor relations.

Key Team Members



Kevin Horowitz
Director of Engineering

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series A
Round size:	US $5,000,000
Minimum investment:	US $999
Target Minimum:	US $315,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $2.25
Pre-Money valuation:	US $20,000,000
Option pool:	5.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Redrock Biometrics has set an overall target minimum of US $315,000 for the round, Redrock Biometrics must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Redrock Biometrics's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds


If Minimum Amount Is Raised
If Maximum Amount Is Raised
Operations
Sales & Marketing
Hardware Mfg
Inventory
R&D

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Redrock Biometrics's prior rounds by year.


$22500000
$20000000
$17500000
$15000000
$12500000
$10000000
$7500000
$5000000
$2500000
Pre-Seed (Convertible)
Seed (Preferred)
Bridge (Convertible)
Current Series A (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $500,000
Closed Date	Aug 12, 2015
Security Type	Convertible Note
Valuation Cap	US $5,300,000

Seed

Round Size	US $2,000,000
Closed Date	Aug 11, 2017
Security Type	Preferred Equity
Pre-Money valuation	US $12,500,000

Bridge

Round Size	US $800,000
Closed Date	Jul 24, 2018
Security Type	Convertible Note
Valuation Cap	US $15,000,000

Bridge

Round Size	US $100,000
Closed Date	Sep 30, 2019
Security Type	Convertible Note
Valuation Cap	US $15,000,000

Bridge

Round Size	US $610,000
Closed Date	Jul 1, 2020
Security Type	Convertible Note
Valuation Cap	US $15,000,000

Market Landscape


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$0
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Global Retail Point-of-Sale Market Size Forecast, 2020 - 2026
(Source: ReportLinker, Globe News Wire)

As Redrock Biometrics targets new potential markets, including age verification and pharmacy/prescription pick-up, its PalmID technology will naturally expand beyond the current Point-of-Sale (POS) terminals market.

We believe PalmID can be relevant across various areas of Retail Technology. Redrock's technology has many potential use cases, with initial targets including Payments, Loyalty Programs, Age Verification, and Pharmacy/Prescription Pick-up. Potential retail customers can range from Convenience (C-Stores), Grocery Stores, and Retail Chains to Gas Stations, Coffee Shops, and Restaurants.

In 2021, the Global POS Market Size is estimated to be over $17B, but we believe this represents only a fraction of the market where PalmID will have a presence as new markets start developing traction with palm technology. (Source: ReportLinker, Globe News Wire)

We believe PalmID has limited direct competition, because our team at Redrock Biometrics was able to design, substantiate, and utilize a novel and patented technology in palm recognition. Our indirect competitors for payments include currently common Card-Present terminals, Amazon, and Fujitsu. We think the PalmID technology is the most convenient solution for users, allowing them to verify age in order to buy liquor, get their pharmacy prescriptions, pay, and validate parking tickets, all with just one registration of their palm. Additionally, PalmID can work with mobile phones, which will allow users to register their palms on their phones and check out once they're at the merchant without any additional scan required.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive biometrics space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than what the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company conducts business in a regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from certain programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company may not be successful in obtaining further issued patents. The Company's success depends significantly on their ability to obtain, maintain, and protect their proprietary rights to the technologies used in their services. The Company has filed provisional patent applications; and filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its product. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by the Company's business, their business associates and third parties is regulated at the state, federal, and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of its security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject the Company to additional legal risk.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offering of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has an outstanding EIDL loan that is secured debt. The Company received cash proceeds from the issuance of a $87,100 EIDL loan, and this is held as secured debt against the company. The EIDL loan bears interest at 3.75% and matures July 2050. Principal payments start 12 months from the date of issuance. The note requires monthly payments of $425 over the life of the loan starting on the one-year anniversary. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by collateral of company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has outstanding Convertible Debt. The Company has outstanding Convertible Notes worth a total $1,510,000 of principal. During fiscal year 2020, the Company issued a total of five convertible equity securities for cash proceeds of $610,000 and also paid back $200,000 of principal in full. During fiscal year 2019, the Company issued a total of four convertible equity securities for cash proceeds of $300,000, with the remaining principal for Notes that were issued in 2018. During the years ended December 31, 2020 and 2019, no principal or accrued interest has been converted per these agreements. The notes bear interest at 6% per annum and all securities are convertible into shares of preferred stock of the Company upon the Company receiving cash from a "Qualified Financing" at a conversion price equal to 75% of the per share price for the equity securities paid by the investors in the Qualified Financing.

The Company has outstanding Simple Agreements for Future Equity (SAFEs). During fiscal year 2021, the Company received funds of $100,000 from the issuance of a SAFE agreement with a strategic partner. The SAFE is convertible into preferred or common stock of the company in a future financing event at a conversion price equal to a post-money valuation cap of $7,500,000 divided by the capitalization of the company at such event.

The Company has depended on a limited number of customers for a majority of its revenue in past fiscal years. As the company has developed their client-base, a limited number of customers has made up a majority of its revenue. During fiscal year 2020, a total of 53% of the Company's revenue was concentrated among four customers. During fiscal year 2019, when the company was at an earlier stage and focused more so on research and development, approximately 80% of the Company's total revenue was concentrated among four customers. As the company enacts its go-to-market strategy, their client base is expected to expand, as is the revenue distribution amongst its clients. If the Company fails to retain or expand its customer relationships, or if its key customers cancel or reduce their purchase commitments, its revenue could decline significantly. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration.

The auditing CPA has included a "going concern" note in the Audited Financials. The audited financial statements have been prepared by an independent CPA assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred certain losses from inception as it has developed which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The audited financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has participated in Related Party Transactions. During fiscal year 2020, the Company received cash proceeds of $610,000 from issued convertible note agreements to related parties. Also during fiscal year 2020, the Company received cash payment of $23,000 from an issued loan to a related party. This loan is due back to the related party with a $1,000 flat-rate interest charge. During fiscal year 2019, the Company issued 55,000 stock options to a related party.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Redrock Biometrics's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Redrock Biometrics's Form C

Data Room

NAME	LAST MODIFIED	TYPE
Financials (3 files)	Jul 20, 2021	Folder
Fundraising Round (1 file)	Jul 20, 2021	Folder
Investor Agreements (1 file)	Jul 20, 2021	Folder
Miscellaneous (4 files)	Jul 20, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Redrock Biometrics

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Redrock Biometrics. Once Redrock Biometrics accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Redrock Biometrics in exchange for your securities. At that point, you will be a proud owner in Redrock Biometrics.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Redrock Biometrics has set a minimum investment amount of US $999.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Redrock Biometrics does not plan to list these securities on a national exchange or another secondary market. At some point Redrock Biometrics may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Redrock Biometrics either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Redrock Biometrics's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Redrock Biometrics's Form C. The Form C includes important details about Redrock Biometrics's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck


REDROCK
BIOMETRICS
REDROCK BIOMETRICS
Biometrics for Retail Technology
Confirm purchase with Palm ID
Cappuccino - XL

Disclaimer

THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY CONTAIN HYPOTHETICAL ILLUSTRATIONS OF MATHEMATICAL PRINCIPLES, ARE MEANT FOR ILLUSTRATIVE PURPOSES, AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.


REDROCK
BIOMETRICS

The Challenge

Retail visits need to be user-friendly, seamless, and secure

- Contactless
- Fast
- Auditable transparency

The current processes still have friction

- We are still reaching for our phones and credit cards to complete a transaction
- Announcing your name and DOB to pick up drugs at the pharmacy is intrusive
- Showing Driver's License to buy alcohol/tobacco is inconvenient
- Phone number or QR codes for loyalty/rewards are burdensome




REDROCK
BIOMETRICS

We Still Don’t Use Biometrics When Shopping

Nearly every existing biometric can be a challenging user experience

Face biometrics performance can be biased*

Exposing face in public can be an issue in some cultures

No face scanner mount will work for people of all heights

Hesitancy using shared devices with fingerprint scanners you have to touch them, due to virus, bacteria, and dirt

Even some US cities ban face biometrics over privacy concerns**



3
4



REDROCK
BIOMETRICS

* https://www.nist.gov/news-events/news/2019/12/nist-study-evaluates-effects-race-age-sex-face-recognition-software

** https://www.thedailybeast.com/facial-recognition-bans-coming-soon-to-a-city-near-you

Welcome to PalmID

How we got started & Where we are now

Started with R&D

- Hua Yang and Lenny Kontsevich (founders) have over 40 years of computer vision experience
- Created palmprint recognition technology

Technology has been deployed

- Been deployed with Sony Life Insurance in an enterprise setting for over 2 years
- Integrated into Mastercard's Community pass for identity verification for 2 years
- PalmID SDK has been used in iOS and Android phones, smart doorbells, AR/VR headsets, and vehicles

Time to scale

- We believe our technology has been validated
- Retail market size can offer a large opportunity for growth
- Multiple use cases including, payments, loyalty/rewards, prescription pickup, age verification for alcohol/tobacco, parking validation
- Additional opportunities in other industries for use cases such as, time & attendance tracking and access control

Now

- Evolved our product from SDK (software development kit) to include SaaS
- Our offer now includes contactless hardware that can read a person's Palmprint and Palm Vein pattern in one take
  - This development can allow for unique, seamless identification of all the people on the planet, without any duplications.


REDROCK
BIOMETRICS

PalmID - Simplicity for anyone, anywhere

Intention vs Presence

Palm shows intention, face shows presence

Highly Reliable

Tolerant to lighting and palm position

Privacy Respected

Show your palm only when you want to be identified. No one can surveillance track you through your palm

Highly Accurate *

20x more accurate than 3D Face ID

100x more accurate than 2D face biometrics

Inclusive

Works for all skin tones and sexually unbiased

Hard To Spoof

Liveness check + palm image hard to find on Web




REDROCK
BIOMETRICS

* Accuracy data is based on internal company tests and analysis compared against publicly available data for other technologies.

PalmID is easy and secure. It can work on any device with camera.

The Business Model


Option 1



Retail SaaS

$100 / location / month + $500 cost of hardware


Option 2



SDK (software development kit) licensing

Annual volume			
Tier Bottom	Tier Top	Price Per User	Extended Price at Max Volume
0 to	<= 100,000	$ 0.55	$ 55,000
100,001 to	<= 250,000	$ 0.45	$ 112,500
250,001 to	<= 500,000	$ 0.35	$ 175,000
500,001 to	<= 750,000	$ 0.25	$ 187,500
750,001 to	<= 1,000,000	$ 0.22	$ 220,000
1,000,001 to	<= 2,500,000	$ 0.20	$ 500,000
2,500,001 to	<= 5,000,000	$ 0.15	$ 750,000
5,000,001 to	<= 10,000,000	$ 0.10	$ 1,000,000
	> 10,000,000	$ 0.08	$ 800,000


REDROCK
BIOMETRICS

PalmID Retail Total Addressable Market

UNITED STATES

- Convenience Stores: **150K** locations nationally*
- C-Store Market for PalmID: Estimated $1,000/year * 150K = **$150M**
- C-Stores are estimated to be ~35% of all brick-and-mortar retail locations**
- PalmID market with all US brick-and-mortar retail stores is estimated to be **~3X** larger than the US C-Store market alone: **~$450 million**

GLOBAL

- Brick-and-Mortar sales (2020) = $18.5 trillion (12.6X the US sales of $1.47 trillion)***
- PalmID market with Global Brick-and-Mortar stores can be 12.6X larger than with US Brick-and-Mortar stores alone: **~$5.67 billion**




REDROCK
BIOMETRICS

* https://www.convenience.org/Research/FactSheets/IndustryStoreCount
** https://nacsmagazine.com/issues/february-2020/us-convenience-store-count-stands-152720-stores
***https://www.mytotalretail.com/article/5-trends-shaping-the-future-of-brick-and-mortar-retail/

How It Works


PalmID Terminal turns palm print and palm vein images into an encrypted biometric signature, then sends the signature to SaaS server
SSL/TLS secure communication
PalmID SaaS server matches the biometric signature with all registered records in its database, then sends the User ID of the matched record to Retail Server
10 1001 0110
Secure SaaS Interface
Retail Server uses the User ID to locate the consumer account that includes credit card information, then sends the credit card information to the payment gateway.
Payment Gateway
Payment service providers charge the customer' credit card account.

Our system only stores encrypted biometric signatures and anonymous IDs. Customer information (including payment information) stays within the retailer's system.

We think retailer and customers can **trust** us for data privacy and security.

Plug and play solution that aims to be **easy to integrate** into a retailer's existing system. Adding SaaS API to the retailer's server may only take hours.


REDROCK
BIOMETRICS

PalmID vs. The Competition

Palm For Payments is being tested and used by others,

but it has been limited to those manufacturers and their proprietary scanners


one
Enter and pay with your palm
GO

Amazon One introduced palm for payments

"Why did you pick palm recognition?

"We selected palm recognition for a few important reasons. One reason was **that palm recognition is considered more private than some biometric alternatives** because you can't determine a person's identity by looking at an image of their palm. It also requires someone to make an intentional gesture by holding their palm over the device to use. And it's contactless, which we think customers will appreciate, especially in current times. Ultimately, using a palm as a biometric identifier puts customers in control of when and where they use the service."

Fujitsu pioneered palm as modality over the last two decades

Proprietary scanners in various shapes and sized that capture user's palm vein pattern have been designed



Source: https://www.aboutamazon.com/news/innovation-at-amazon/introducing-amazon-one-a-new-innovation-to-make-everyday-activities-effortless

PalmID	Amazon One	Fujitsu
No storage of PII (Personal Identifiable Information)	Credit Card is linked to Palm template	Storing identifying information
Merchants can store their customers' information on private servers	• Retail merchants are uncomfortable working with Amazon, because other retailers find them competition • People are hesitant providing their biometrics to "big tech"	Fujitsu is in charge of templates
Combination of Palmprint and Palm Vein patterns creates a Unique ID that can NEVER be anonymized to the original user	Palmprint + Palm Vein There is a connection to the credit card holder	• Palm Vein Only Easier to spoof than multiple modalities • Limited number of users due to one modality
Our market is all retail customers with various use cases	Amazon One is in 2 Amazon GO stores and 1 Whole Foods in WA	• Healthcare • Bank ATMs
One-time registration is all that's needed to transact on other devices or in other locations	Proprietary scanner	Proprietary scanner with outdated technology that is based on hardware rather than computer vision, which affects flexibility, scaling, and user experience


REDROCK
BIOMETRICS

REDROCK BIOMETRICS

We’re Getting Noticed

Amazon and Fujitsu help put palm biometrics on the radar.

Eight of our Retail Technology leads are saying that they searched for palm biometrics alternatives and landed on our page.

With just one registration of PalmID, the user can accomplish multiple transactions:

- Pay
- Pharmacy Pick-up
- Loyalty/Rewards
- Age Verification for Alcohol/Tobacco
- Parking Validation

… and plenty more! Let’s get creative!


REDROCK
BIOMETRICS

This slide reflects management’s current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

We believe our PalmID Has a Head Start



Unique solution
One of the first touchless palmprint solution on the market that is device agnostic.



Tested and certified (Tested by a iBeta – a NIST-accredited laboratory)
DEA EPCS* certification on accuracy
Level 1 PAD** certification on spoofing detection



IP Protected
9 patent applications
2 patents granted


REDROCK
BIOMETRICS

* Electronic Prescriptions for Controlled Substances – healthcare

** Presentation Attack Detection – anti-spoofing

Retail Change – Our Planned Architecture of Deployment

SHOPPER HABITS

- Shoppers tend to visit the same stores
- Each store has up to 10,000 repeat customers
- PalmID payments target repeat customers (frequency-based approach)



Master database
Millions of records
No matching
Local matching servers
Local databases for
repeat customers
<10,000 records each
SUPERMARKET
SUPERMARKET
SUPERMARKET

PAYMENT

- Step 1 - Customer presents a palm confirming the total and initiating payment
- Step 2 - Transaction completed, receipt printed/emailed

ENROLLMENT

- Step 1 - Customer scans both palms in store
- Step 2 - Customer swipes a credit card
- Step 3 - Enters phone number

Records palms + card + phone, all stored in the repeat-customer's store's database and in master database

RE-ENROLLMENT IN A NEW STORE

- Step 1 - Customer presents a palm confirming the total and initiating payment
- Step 2 - Enters phone number

The palm templates gets pulled from master database into repeat-customer's new store's database



REDROCK
BIOMETRICS

Partners & Clients


mastercard.

Payment security
Nation-wide biometric ID in Africa


CIRCLE K

Convenience Stores
Payments + Strategic Investor




NEOM
Grocery Store Payments


Worldline

Retail Payments


TrustStamp

Digital Identity


WELLS
FARGO

Strategic investor


NRI
Dream up the future.

ID for Sony Life





Nest

Access control
(residential)



NEXTY
Electronics

A Toyota Tsusho Co.
Distribution partner in Japan


iterate.ai

Retail System Integrator
Point of Sales Platform

We work with industry leaders to capture and quickly capitalize vertical markets


REDROCK
BIOMETRICS

PalmID Short-Term Retail Plan

C-Store Pilot Deployment Q3/Q4 2021
- 1) Expand to 3 more stores across the globe
- 2) New pilots await for identified retail chain customers
- 1) 9,700+ stores under C-store customer(s)
- 2) 2,500 stores under 2 other retailers planned

Grocery Store Pilot Deployment Targeted Q4 2021/Q1 2022
- 1) Expand within the grocery chain
- 2) Approach new pilots with grocery retail chains in US
- 1) Plan to expand to 5,700 grocery retailers in the US
- 2) Expand to Pharmacy Use Case for drug pickup

Increase existing hardware inventory to support all pilots
- Customize the devices per customers' varied needs for scalability
- Plug-and-play device for Payments, Pharmacy, Loyalty, Verification

Est. $23MM available opportunity via our current customers and proof-of-concept targets


REDROCK
BIOMETRICS

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Please see Data Room for more detail regarding the assumptions underlying these projections.

PalmID – In The News

Biometric Palm Identification for Mobile Devices

Mastercard uses PalmID to provide identity verification for its Community Pass program in developing countries

PalmID from Redrock Biometrics uses the camera integrated in a mobile device to capture the unique lines and creases of a user's palm. Redrock's software then creates a digital map, which is compared to subsequent palm scans for identity authentication. The technology is touchless, making its scan from several inches away. Redrock has tested PalmID using an open database of palm scans, and claims to have achieved a 1-per-100 million false acceptance rate with a 1.5% false rejection rate.

Mastercard has partnered with Redrock Biometrics to provide identity verification for its Community Pass platform in developing countries. Community Pass cards function as both payment and identity cards. Cards are used to deliver humanitarian aid, including access to funds, as well as for verifying identity for anything from vaccinations to accessing agricultural assistance. For this partnership, the user's biometric information is stored on the card's chip, then authenticated by a PalmID scan completed by a camera-equipped mobile device. Community Pass cards with PalmID are deployed in Mauritania and Yemen. Mastercard plans to continue expansion in Africa.

Started in 2015, Redrock was part of Wells Fargo's technology accelerator, and has since partnered with ATM provider NCR to demonstrate PalmID technology in that company's devices. Redrock can provide device-based and cloud-based authentication. The latter is accessed via an API. Redrock's identification technology can be applied to any pattern. With cameras and mobile devices capable of infrared imaging, PalmID can map subdermal veins. When combined with visible light images, accuracy increases to the 1-per-1 trillion false acceptance rate range.

Palm scans can have privacy, ergonomic, and accuracy advantages over other biometric identification systems. A 2018 report from the Massachusetts Institute of Technology indicates that commonly used facial recognition technologies vary in their accuracy when skin color is taken into account. Redrock says a Mastercard-sponsored study demonstrated that PalmID has no skin tone-related bias. Fingerprint identification typically requires contact with a device, while both retina scans and facial recognition require the face of a user to be positioned in front of a camera, presenting ergonomic issues for tall or short consumers when the technology is used in a fixed application, like an ATM.

Redrock also claims its technology is highly resistant to "spoofing," or using facsimiles of a user's palm. The company has certified its technology against spoofing when using mobile phones with high-resolution cameras and the onboard LED light.

IN THIS ARTICLE

REDROCK BIOMETRICS

INTERVIEWED FOR THIS ARTICLE
Lenny Kontsevich is Chairman at Redrock Biometrics in San Francisco, California, lkontsevich@redrockbiometrics.com, www.redrockbiometrics.com.

Key Partners
TrustStamp
VERIDIUM
REDROCK BIOMETRICS
accenture
BIOMETRICS INSTITUTE

NRI and Redrock Biometrics integrate PalmID into Sony Life Insurance sales app

New solution claims higher security and accuracy than fingerprint and facial recognition

Jan 7, 2021 | Javad Jarrahi

CATEGORIES Access Control | Biometrics News | Mobile Biometrics

biometricupdate.com/202101/construction-site-biometrics-advance-with-biosite-contract-and-new-redrock-product

Redrock Biometrics targets construction industry with workforce management product

Redrock Biometrics has launched a new palm-print biometric time and attendance product specifically designed for the construction industry.

The company points out that construction operations across America are seeking ways to safely remain operational, and its new LOGBOOK provides contactless identity verification, automatic real-time tracking, and 24/7 visibility for site managers and job site safety directors.

"As workers start their day they can check in/out of the job site while wearing a mask, hardhat and safety glasses. The Safety Director has a reliable way of seeing who is on the job site, and when they are on-site, and for how long they are on-site," said Redrock Chief Business Officer Sergei Badeka.

LOGBOOK is based on Redrock Biometrics' PalmID technology.

identityreview.com/best-body-parts-for-biometric-security-systems/

Identity Review

July 31, 2020 • By Kevin Lu

Best Body Parts for Biometric Security Systems

We've analyzed the pros and cons of body parts f... biometric identity solutions.

Table of Contents

With a movement toward secure biometric authentication solutions, industries such as health care, immigration and national ID have adopted the technology as an easy way to



https://identityreview.com/best-body-parts-for-biometric-security-systems/
https://www.biometricupdate.com/202101/construction-site-biometrics-advance-with-biosite-contract-and-new-redrock-product
https://www.biometricupdate.com/202101/nri-and-redrock-biometrics-integrate-palmid-into-sony-life-insurance-sales-app
https://www.redrockbiometrics.com/wp-content/uploads/2020/08/1180-pages-15.pdf

Company Traction and Growth


Estimated Cumulative Licensed End Users


Data is calculated with projections and actual data combined.
Historical data is based on minimum commitment of users.
Data does not include all locations but users that we have projected.
Note: Our customers data is proprietary and is not accessible by Redrock Biometrics


Users (mln) at start of period
0
1
2
3
4
5
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Time period (quarter)


REDROCK
BIOMETRICS

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Projected Revenue From Retail


Data reflect projections based on our engagements and contracts


80
70
60
50
40
30
20
10
0
Revenue (millions USD)
supermarkets
drugstores
fashion&beauty
other C-stores
partner C-store
2021
2022
2023
2024
Year



These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

The Team



Hua Yang, PhD

CEO and Co-Founder

Makes things work,
#1 employee @ Leap Motion




Kitware
LEAP MOTION

Kevin Horowitz

Director of Engineering

Primary contributor to
Leap Motion Technology

Google LEAP MOTION



Lenny Kontsevich, PhD

Chairman and Co-Founder

Inventor, Serial Entrepreneur




CogniSign
KaChing!
ACQUIRED IN 2018
LEAP MOTION



Sergei Badeka

Chief Business Officer

Regional Sales Manager of the year Textron
(Distribution Channels)

TEXTRON


REDROCK
BIOMETRICS

Recap

We believe PalmID has

Large market opportunity for lucrative growth due to the number of retail brick & mortar locations and various use cases within one customer.

Unique homegrown technology that has been turned into product for one of the first times.

We believe we are positioned for success in retail with retail clients in discussions to become strategic investors.

We believe Redrock Biometrics has positioned itself for success in retail with proven technology and real-time clients.


REDROCK
BIOMETRICS


REDROCK
BIOMETRICS

EXHIBIT E

Video Transcript(s)

Redrock Biometrics, Inc.
Video Transcripts

-

Redrock Biometrics: “PalmIDPay”
Overview Video

[Opening with music, images of credit cards, and executive team at Redrock Biometrics]

[Sergei]: “Imagine a world where you will never lose a credit card again. Hi! My name is Sergei Badeka and I'm the Chief Business Officer at Redrock Biometrics”

[Hua]: “Hi, I'm Hua Yang the CEO and Co-Founder of Redrock Biometrics.

[“Biometric Solution” and images of customers using PalmID in retail situations]

[Sergei]: “We introduced our flagship product, PalmID, to retail, earlier this year and have received so much positive feedback, that we realized, we have something that people want and we need to be able to show this product to the rest of the world.”

[Customer outside pizza shop who has just used PalmID]

[Customer]: “You know, this is actually pretty amazing. I've never been in and out of this store in, literally, just a matter of seconds. What I especially like is I don't have to touch anything. I just show my palm and that's it. It was pretty cool. Fast and cool, so, thank you very much.”

[Sergei]: “PalmID can identify a person based on their palm print and palm vein patterns, without binding the merchant to a certain scanner. As soon as people saw that they can register on one device and then use that registration template on all other devices within their ecosystem, all these interesting use cases started coming to the surface.”

[Reporter using PalmID at conference demonstration]

[Reporter]: “Extremely fast transaction, extremely convenient, and highly secure.”

[Sergei]: “It felt as if we created this whole new level of customer experience.”

[Hua]: “Today, palm has become one of the fastest growing biometrics. And our PalmID has been used by customers in the U.S., Europe, Japan, Africa, and the Middle East.”

[Sergei]: “We see a future where a person can pay for their items, verify their age, pick up their prescriptions at the pharmacy - without having to announce their date of birth and their last name, and even validate their parking ticket… without touching dial pads or credit cards.”

[Hua]: "We believe it has to be as easy as waving your hand."

["Unlock Your Palm: Redrock Biometrics"]

--

"Pay with PamID"
Gallery Video

[Customer places items from store on counter. Clerk scans items and rings up total on POS system]

[Customer shows their palm on PalmID, payment is confirmed, and customer leaves store with items]

"Pizza Pickup Payment"
Gallery Video

[Customer walks into pizzeria, clerk has pizza ready at counter]

[Customer]: "Hi!" **[Cashier]:** "Hello!"

[Customer shows palm to PalmID, payment is confirmed, and pizza is handed to customer]

[Cashier]: "Here you go!" **[Customer]:** "Thanks!"

"PalmID Hotel Solution (Sign-in and check-in)"
Gallery Video

[Demo of a user using a hotel app to book a room. After confirming, user shows their palm via phone camera register to the system.]

[When the guest arrives at the hotel, gues shows their palm at the scanner in the lobby, and receives their details and room number.]

"NCR Cardless ATM"
Gallery Video

[Reported at conference goes through demonstration of using palm authentication for ATM withdrawal]

[Cameraman]: "One, two, go!"

[Reporter]: "Hi, welcome to this product demonstration. Today, I am going to show you how to pre-stage a transaction on your mobile phone, using PalmPrint Authentication. And then we'll fulfill that transaction at the ATM."

"Okay, so let's start by registering my palm on the mobile device… Okay, so that palm print is now being tokenized and stored on the phone. We will pre-stage a $20 transaction from my savings account. Okay, that's being packaged up and sent across to the ATM network."

"Now I need to walk up to the ATM and identify myself; and withdraw the cash using my palm print. Okay, so, extremely fast transaction, extremely convenient, and highly secure. A fantastic example of high-end innovation powered by NCR technology."

"PalmID® Sign-In App for Epson MOVERIO BT-300 AR Headset"
Gallery Video

["The first headset featuring a biometric sign-in for AR/VR" with images of Epson Moverio headset]

["Iris scanning?" "Fingerprints?" "Facial recognition?" …. "Introducing the only practical biometric solution: PalmID." … "Palms are unique; even twins' palms"...]

[Twins demonstrate how only 1 can unlock the headset, by just holding their palm in front of the sensor]

["Unlock Your Palm" … "PalmID Sign-In App, Redrock Biometrics, Now available in the Epson Moverio Apps Market"]

"PalmID Sign-in for Azure AD B2C"
Gallery Video

[Demo of using PalmID identity verification to log into Microsoft Azure, using the computer and mobile]

[Sergei]: "Hi, today we're going to show you a demo of PalmID, identity provider, with Microsoft Azure AD B2C."

"The idea is to log into your account simply by showing your hand to the camera. So, step one is to download the PalmID Agent app from your iPhone App Store. Assuming that you have the app, we're going to proceed and start."

“Down here, where it says sign in with your social account, you see other options such as Facebook and Microsoft. There is also PalmID Biometrics.”

“As you select that option... assuming this is your first time, a QR code will show up asking you to pair your phone to your computer. There it is... I open it up and I'm showing my hand to this camera.”

“As I successfully authenticate on my phone, I'm not doing anything else, and it is automatically taking me over to my website and logging me in.”

“And it's as simple as that. Thank you for watching!”

“PalmID is integrated to GoVerifyID by ImageWare”
Gallery Video

[Demonstration of user going through online shopping experience and into the check-out process]

[When ready to pay, the user is able to scan their palm via their computer camera or phone camera, using GoVerifyID, to pull up the user’s details and confirm payment without having to manually add]

“Palm-Based Authentication by Redrock Biometrics”
Gallery Video

[Voiceover while clips of internet infrastructure and security are shown, along with users interacting with Palm Authentication with their computers, phones, and VR-headsets.]

[Voiceover]: “Passwords. They're getting more complicated, but not necessarily more secure. Alternative biometric solutions have always been limited to expensive fingerprint, iris, and 3D scanners... until now that is.”

“Introducing the most reliable, low-cost biometric software that works on any camera-equipped smart device. The palm image is converted into a unique signature that can provide virtually unbreakable protection. Stronger than a fingerprint or retina scanning. Bad lighting, dirty hands, scars... as long as a portion of the palm is visible, the user can be accurately identified.”

“For keyboard-less VR gadgets, palm based biometrics is one of the only practical sign-in technologies. Just look at your palm and you are in… Redrock Biometrics. Secure protection for every device.”

[Redrock Biometrics logo]